Mail Stop 4561

July 31, 2007

Robert F. Lowe
President and Chief Executive Officer
LSB Bancshares, Inc.
One LSB Plaza
Lexington, North Carolina 27292

> **Re:** **LSB Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 000-11448**

Dear Mr. Lowe:

We have limited our review of your filing to the issues we have addressed in our comments. Please revise your future filings in response to our comments, beginning with your next Form 10-Q, and provide us drafts of your intended revisions prior to filing the Form 10-Q. After reviewing the drafts of your intended revisions, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Note 13. Pension and Employee Benefit Plans, page 56

1. It appears you have included the transition adjustment required upon the adoption of SFAS 158 in the determination of comprehensive income. Please revise to clarify how doing so complies with paragraph A7 of that standard or revise to correctly report comprehensive income. In reporting corrected comprehensive income, please include a consolidated statements of changes in shareholders' equity for the period ended December 31, 2006 in your next Form 10-Q that

presents the corrected amount and include a footnote to the financial statements that discusses the change in reported comprehensive income.

Note 18. Derivatives, page 64

2. Please revise to disclose in more detail how you achieve hedging accounting under SFAS 133, as amended, for your ICDs, including how you test effectiveness. To the extent you are relying on paragraph 68 to assume matched terms of the hedged items and the hedging instruments, which would result in no ineffectiveness, disclose in detail how you met each of the requirements set forth in that paragraph.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide us with drafts of your proposed revised disclosures and provide us with any requested information. Please file your response letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3851 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant